

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

<u>Via U.S. Mail and Facsimile to 732-365-1457</u>

Marc P. Lefar
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **RE:** **Vonage Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-32887**

Dear Mr. Lefar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Definitive Proxy Statement filed April 28, 2010</u>

<u>Summary Compensation Table, page 42</u>

1. We note you present at the bottom of page 37 the amounts paid to your named executive officers under the 2009 Annual Cash Bonus plan. Further, these amounts are presented in the Summary Compensation Table under the "Bonus" column. However, these amounts should be presented under the "Non-Equity Incentive Compensation" column. Please see Q. 119.02 under our "Compliance & Disclosure Interpretations" which can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In this regard, we note compensation under the Annual Cash Bonus plan is meant to serve as an incentive for performance and is provided pursuant to a plan where performance targets are uncertain at the time they are established and communicated to the NEOs. If you

structure the Annual Cash Bonus plan similarly in the future, please present compensation under this plan in the appropriate column.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or Robert Bartelmes, Senior Financial Analyst, at 202-551-3354 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director